UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated April 29, 2021

Commission File Number: 1-13546

STMicroelectronics N.V.
(Name of Registrant)

WTC Schiphol Airport
Schiphol Boulevard 265
1118 BH Schiphol Airport
The Netherlands

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐       No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐       No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐       No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- __________

Enclosure: A press release dated April 29, 2021, announcing STMicroelectronics’ 2021 First Quarter Financial Results.

PR No: C2998C

STMicroelectronics Reports 2021 First Quarter Financial Results

•	Q1 net revenues $3.02 billion; gross margin 39.0%; operating margin 14.6%; net income $364 million
•	Q1 free cash flow(1) $261 million after net capital expenditure payments of $405 million
•	Business outlook at the mid-point: Q2 net revenues of $2.9 billion and gross margin of 39.5%

Geneva, April 29, 2021 - STMicroelectronics (NYSE: STM), a global semiconductor leader serving customers across the spectrum of electronics applications, reported U.S. GAAP financial results for the first quarter ended April 3, 2021. This press release also contains non-U.S. GAAP measures (see Appendix for additional information).

ST reported first quarter net revenues of $3.02 billion, gross margin of 39.0%, operating margin of 14.6%, and net income of $364 million or $0.39 diluted earnings per share.

Jean-Marc Chery, STMicroelectronics President & CEO, commented:

•	“In the first quarter of 2021, net revenues increased 35.2% year-over-year. All product groups contributed to this growth, on continued acceleration of demand globally. Operating margin improved 420 basis points to 14.6% and net income increased 89.6% to $364 million.
•	“On a sequential basis, net revenues decreased 6.8%, 270 basis points above the mid-point of our outlook. Automotive and Power Discrete products and Microcontrollers increased sequentially, partially offset by Personal Electronics products.
•	“ST’s second quarter outlook, at the mid-point, is for net revenues of $2.9 billion, increasing year-over-year by 39%, and decreasing sequentially by 3.8% due to usual seasonality in Personal Electronics; gross margin is expected to be about 39.5%.
•	“We will drive the Company based on a plan for FY21 revenues of $12.1 billion, plus or minus $150 million, a year-over-year increase of 18.4% at the mid-point. This growth is expected to be driven by strong dynamics in all end markets we address and our engaged customer programs.
•	“For 2021, we now plan to invest about $2.0 billion in CAPEX to support the strong market demand and our strategic initiatives.”

Quarterly Financial Summary (U.S. GAAP)

(US$ m, except per share data)	Q1 2021	Q4 2020	Q1 2020	Q/Q	Y/Y
Net Revenues	$3,016	$3,235	$2,231	-6.8%	35.2%
Gross Profit	$1,175	$1,254	$846	-6.3%	38.9%
Gross Margin	39.0%	38.8%	37.9%	20 bps	110 bps
Operating Income	$440	$657	$231	-33.0%	90.3%
Operating Margin	14.6%	20.3%	10.4%	- 570 bps	420 bps
Net Income	$364	$582	$192	-37.4%	89.6%
Diluted Earnings Per Share	$0.39	$0.63	$0.21	-38.1%	85.7%

(1) Non-U.S. GAAP. See Appendix for reconciliation to U.S. GAAP and information explaining why the Company believes these measures are important.

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First Quarter 2021 Summary Review

Net Revenues By Product Group (US$ m)	Q1 2021	Q4 2020	Q1 2020	Q/Q	Y/Y
Automotive and Discrete Group (ADG)	1,043	953	753	9.4%	38.4%
Analog, MEMS and Sensors Group (AMS)	1,083	1,419	852	-23.7%	27.1%
Microcontrollers and Digital ICs Group (MDG)	886	859	623	3.2%	42.2%
Others	4	4	3	-	-
Total Net Revenues	3,016	3,235	2,231	-6.8%	35.2%

Net revenues totaled $3.02 billion, a year-over-year increase of 35.2%. On a year-over-year basis, the Company recorded higher net sales in all product groups except the RF Communications (former “Digital”) sub-group. Year-over-year net sales to OEMs and Distribution increased 21.4% and 76.2%, respectively. On a sequential basis, net revenues decreased 6.8%, 270 basis points above the mid-point of the Company’s guidance. ADG and MDG reported increases in net revenues on a sequential basis while AMS decreased.

Gross profit totaled $1.18 billion, a year-over-year increase of 38.9%. Gross margin of 39.0% increased 110 basis points year-over-year, mainly due to lower unloading charges, manufacturing efficiencies and improved mix partially offset by negative currency effects, net of hedging. First quarter gross margin was 50 basis points above the mid-point of the Company’s guidance mainly due to better product mix.

Operating income increased 90.3% to $440 million, compared to $231 million in the year-ago quarter. The Company’s operating margin increased 420 basis points on a year-over-year basis to 14.6% of net revenues, compared to 10.4% in the 2020 first quarter.

By product group, compared with the year-ago quarter:

Automotive and Discrete Group (ADG):

•	Revenue increased in both Automotive and in Power Discrete.
•	Operating profit increased by 280.4% to $85 million. Operating margin was 8.2% compared to 3.0%.

Analog, MEMS and Sensors Group (AMS):

•	Revenue increased in Analog, MEMS and Imaging.
•	Operating profit increased by 5.4% to $187 million. Operating margin was 17.2% compared to 20.8%.

Microcontrollers and Digital ICs Group (MDG):

•	Revenue increased in Microcontrollers and decreased in RF Communications.
•	Operating profit increased by 140.5% to $172 million. Operating margin was 19.4% compared to 11.5%.

Net income and diluted earnings per share increased to $364 million and $0.39, respectively, compared to $192 million and $0.21, respectively, in the year-ago quarter.

Cash Flow and Balance Sheet Highlights

				Trailing 12 Months
(US$ m)	Q1 2021	Q4 2020	Q1 2020	Q1 2021	Q1 2020	TTM Change
Net cash from operating activities	682	922	399	2,376	1,927	23.3%
Free cash flow (non-U.S. GAAP)	261	512	113	776	677	14.6%

Capital expenditure payments, net of proceeds from sales, were $405 million in the first quarter. In the year-ago quarter, capital expenditures, net, were $266 million.

Inventory at the end of the first quarter was $1.84 billion, compared to $1.77 billion in the year-ago quarter. Day sales of inventory at quarter-end was 91 days compared to 118 days in the year-ago quarter.

Free cash flow (non-U.S. GAAP) was $261 million in the first quarter, up from $113 million in the year-ago quarter.

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In the first quarter, the Company paid cash dividends to its shareholders totaling $38 million and executed a $156 million share buy-back as part of its previously announced share repurchase program.

ST’s net financial position (non-U.S. GAAP) was $1.19 billion at April 3, 2021 compared to $1.10 billion at December 31, 2020 and reflected total liquidity of $4.16 billion and total financial debt of $2.97 billion.

Business Outlook

The Company’s guidance, at the mid-point, for the 2021 second quarter is:

•	Net revenues are expected to be $2.9 billion, a decrease of 3.8% sequentially, plus or minus 350 basis points;
•	Gross margin of about 39.5%, plus or minus 200 basis points;
•	This outlook is based on an assumed effective currency exchange rate of approximately $1.18 = €1.00 for the 2021 second quarter and includes the impact of existing hedging contracts.
•	The second quarter will close on July 3, 2021.

The Company expects its 2021 CAPEX to be about $2 billion.

Conference Call and Webcast Information

STMicroelectronics will conduct a conference call with analysts, investors and reporters to discuss its first quarter 2021 financial results and current business outlook today at 9:30 a.m. Central European Time (CET) / 3:30 a.m. U.S. Eastern Time (ET). A live webcast (listen-only mode) of the conference call will be accessible at ST’s website, http://investors.st.com, and will be available for replay until May 14, 2021.

Use of Supplemental Non-U.S. GAAP Financial Information

This press release contains supplemental non-U.S. GAAP financial information.

Readers are cautioned that these measures are unaudited and not prepared in accordance with U.S. GAAP and should not be considered as a substitute for U.S. GAAP financial measures. In addition, such non-U.S. GAAP financial measures may not be comparable to similarly titled information from other companies. To compensate for these limitations, the supplemental non-U.S. GAAP financial information should not be read in isolation, but only in conjunction with the Company’s consolidated financial statements prepared in accordance with U.S. GAAP.

See the Appendix of this press release for a reconciliation of the Company’s non-U.S. GAAP financial measures to their corresponding U.S. GAAP financial measures.

Forward-looking Information

Some of the statements contained in this release that are not historical facts are statements of future expectations and other forward-looking statements (within the meaning of Section 27A of the Securities Act of 1933 or Section 21E of the Securities Exchange Act of 1934, each as amended) that are based on management’s current views and assumptions, and are conditioned upon and also involve known and unknown risks and uncertainties that could cause actual results, performance, or events to differ materially from those anticipated by such statements, due to, among other factors:

•	changes in global trade policies, including the adoption and expansion of tariffs and trade barriers, that could affect the macro-economic environment and adversely impact the demand for our products;
•	uncertain macro-economic and industry trends, which may impact end-market demand for our products;
•	customer demand that differs from projections;
•	the ability to design, manufacture and sell innovative products in a rapidly changing technological environment;
•	changes in economic, social, public health, labor, political, or infrastructure conditions in the locations where we, our customers, or our suppliers operate, including as a result of macroeconomic or regional events, military conflicts, social unrest, labor actions, or terrorist activities;
•	unanticipated events or circumstances, which may impact our ability to execute our plans and/or meet the objectives of our R&D and manufacturing programs, which benefit from public funding;
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•	legal, political and economic uncertainty surrounding Brexit may be a continued source of instability in international markets and currency exchange rate volatility and may adversely affect business activity, political stability and economic conditions and while we do not have material operations in the U.K. and have not experienced any material impact from Brexit on our underlying business to date, we cannot predict its future implications;
•	financial difficulties with any of our major distributors or significant curtailment of purchases by key customers;
•	the loading, product mix, and manufacturing performance of our production facilities and/or our required volume to fulfill capacity reserved with suppliers or third party manufacturing providers;
•	availability and costs of equipment, raw materials, utilities, third-party manufacturing services and technology, or other supplies required by our operations;
•	the functionalities and performance of our IT systems, which are subject to cybersecurity threats and which support our critical operational activities including manufacturing, finance and sales, and any breaches of our IT systems or those of our customers or suppliers;
•	theft, loss, or misuse of personal data about our employees, customers, or other third parties, and breaches of global and local privacy legislation, including the EU’s General Data Protection Regulation (“GDPR”);
•	the impact of intellectual property (“IP”) claims by our competitors or other third parties, and our ability to obtain required licenses on reasonable terms and conditions;
•	changes in our overall tax position as a result of changes in tax rules, new or revised legislation, the outcome of tax audits or changes in international tax treaties which may impact our results of operations as well as our ability to accurately estimate tax credits, benefits, deductions and provisions and to realize deferred tax assets;
•	variations in the foreign exchange markets and, more particularly, the U.S. dollar exchange rate as compared to the Euro and the other major currencies we use for our operations;
•	the outcome of ongoing litigation as well as the impact of any new litigation to which we may become a defendant;
•	product liability or warranty claims, claims based on epidemic or delivery failure, or other claims relating to our products, or recalls by our customers for products containing our parts;
•	natural events such as severe weather, earthquakes, tsunamis, volcano eruptions or other acts of nature, the effects of climate change, health risks and epidemics such as the COVID-19 in locations where we, our customers or our suppliers operate;
•	the duration and the severity of the global outbreak of COVID-19 may continue to negatively impact the global economy in a significant manner for an extended period of time, and also could materially adversely affect our business and operating results;
•	industry changes resulting from vertical and horizontal consolidation among our suppliers, competitors, and customers; and
•	the ability to successfully ramp up new programs that could be impacted by factors beyond our control, including the availability of critical third party components and performance of subcontractors in line with our expectations.

Such forward-looking statements are subject to various risks and uncertainties, which may cause actual results and performance of our business to differ materially and adversely from the forward-looking statements. Certain forward-looking statements can be identified by the use of forward looking terminology, such as “believes,” “expects,” “may,” “are expected to,” “should,” “would be,” “seeks” or “anticipates” or similar expressions or the negative thereof or other variations thereof or comparable terminology, or by discussions of strategy, plans or intentions.

Some of these risk factors are set forth and are discussed in more detail in “Item 3. Key Information — Risk Factors” included in our Annual Report on Form 20-F for the year ended December 31, 2020, as filed with the SEC on February 24, 2021. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in this release as anticipated, believed, or expected. We do not intend, and do not assume any obligation, to update any industry information or forward-looking statements set forth in this release to reflect subsequent events or circumstances.

About STMicroelectronics

At ST, we are 46,000 creators and makers of semiconductor technologies mastering the semiconductor supply chain with state-of-the-art manufacturing facilities. An independent device manufacturer, we work with more than 100,000 customers and thousands of partners to design and build products, solutions, and ecosystems that address their challenges and opportunities, and the need to support a more sustainable world. Our technologies enable smarter mobility, more efficient power and energy management, and the wide-scale deployment of the Internet of Things and 5G technology. Further information can be found at www.st.com.

4

For further information, please contact:

INVESTOR RELATIONS:

Céline Berthier

Group VP, Investor Relations

Tel: +41 22 929 58 12

celine.berthier@st.com

MEDIA RELATIONS:

Alexis Breton

Corporate External Communications

Tel: + 33 6 59 16 79 08

alexis.breton@st.com

5

STMicroelectronics N.V.
CONSOLIDATED STATEMENTS OF INCOME
(in millions of U.S. dollars, except per share data ($))

	Three months ended
	April 3,	March 28,
	2021	2020
	(Unaudited)	(Unaudited)

Net sales	3,011	2,228
Other revenues	5	3
NET REVENUES	3,016	2,231
Cost of sales	(1,841)	(1,385)
GROSS PROFIT	1,175	846
Selling, general and administrative	(325)	(270)
Research and development	(444)	(375)
Other income and expenses, net	34	35
Impairment, restructuring charges and other related closure costs	-	(5)
Total operating expenses	(735)	(615)
OPERATING INCOME	440	231
Interest income (expense), net	(9)	1
Other components of pension benefit costs	(2)	(3)
Gain on financial instruments, net	2	-
INCOME BEFORE INCOME TAXES AND NONCONTROLLING INTEREST	431	229
Income tax expense	(66)	(39)
NET INCOME	365	190
Net income attributable to noncontrolling interest	(1)	2
NET INCOME ATTRIBUTABLE TO PARENT COMPANY	364	192

EARNINGS PER SHARE (BASIC) ATTRIBUTABLE TO PARENT COMPANY STOCKHOLDERS	0.40	0.22
EARNINGS PER SHARE (DILUTED) ATTRIBUTABLE TO PARENT COMPANY STOCKHOLDERS	0.39	0.21

NUMBER OF WEIGHTED AVERAGE SHARES USED IN CALCULATING DILUTED EPS	931.5	916.7

6

CONSOLIDATED BALANCE SHEETS
As at	April 3,	December 31,	March 28,
In millions of U.S. dollars	2021	2020	2020
	(Unaudited)	(Audited)	(Unaudited)
ASSETS
Current assets:
Cash and cash equivalents	3,454	3,006	2,028
Restricted cash	-	-	10
Short-term deposits	573	581	537
Marketable securities	132	133	135
Trade accounts receivable, net	1,418	1,465	1,294
Inventories	1,843	1,841	1,772
Other current assets	550	584	500
Total current assets	7,970	7,610	6,276
Goodwill	320	330	175
Other intangible assets, net	434	445	298
Property, plant and equipment, net	4,743	4,596	4,022
Non-current deferred tax assets	717	739	694
Long-term investments	10	10	11
Other non-current assets	784	724	454
	7,008	6,844	5,654
Total assets	14,978	14,454	11,930

LIABILITIES AND EQUITY
Current liabilities:
Short-term debt	837	795	171
Trade accounts payable	1,281	1,166	960
Other payables and accrued liabilities	1,003	966	856
Dividends payable to stockholders	4	42	6
Accrued income tax	75	84	63
Total current liabilities	3,200	3,053	2,056
Long-term debt	2,137	1,826	1,871
Post-employment benefit obligations	490	506	436
Long-term deferred tax liabilities	74	75	36
Other long-term liabilities	461	488	321
	3,162	2,895	2,664
Total liabilities	6,362	5,948	4,720
Commitment and contingencies
Equity
Parent company stockholders’ equity
Common stock (preferred stock: 540,000,000 shares authorized, not issued; common stock: Euro 1.04 nominal value, 1,200,000,000 shares authorized, 911,256,920 shares issued, 901,446,386 shares outstanding)	1,157	1,157	1,157
Additional Paid-in Capital	3,127	3,062	3,029
Retained earnings	3,963	3,599	2,938
Accumulated other comprehensive income	559	723	410
Treasury stock	(249)	(93)	(390)
Total parent company stockholders’ equity	8,557	8,448	7,144
Noncontrolling interest	59	58	66
Total equity	8,616	8,506	7,210
Total liabilities and equity	14,978	14,454	11,930

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STMicroelectronics N.V.

SELECTED CASH FLOW DATA

Cash Flow Data (in US$ millions)	Q1 2021	Q4 2020	Q1 2020

Net Cash from operating activities	682	922	399
Net Cash used in investing activities	(413)	(312)	(821)
Net Cash from (used in) financing activities	182	(321)	(143)
Net Cash increase (decrease)	448	292	(569)

Selected Cash Flow Data (in US$ millions)	Q1 2021	Q4 2020	Q1 2020

Depreciation & amortization	256	255	211
Net payment for Capital expenditures	(405)	(381)	(266)
Dividends paid to stockholders	(38)	(40)	(53)
Change in inventories, net	(32)	127	(96)

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Appendix

STMicroelectronics

Supplemental Financial Information

	Q1 2021	Q4 2020	Q3 2020	Q2 2020	Q1 2020
Net Revenues By Market Channel (%)
Total OEM	67%	74%	74%	66%	75%
Distribution	33%	26%	26%	34%	25%

€/$ Effective Rate	1.19	1.16	1.13	1.10	1.11

Product Group Data (US$ m)
Automotive & Discrete Group (ADG)
- Net Revenues	1,043	953	851	727	753
- Operating Income	85	94	49	16	23
Analog, MEMS & Sensors Group (AMS)
- Net Revenues	1,083	1,419	997	624	852
- Operating Income	187	402	175	56	177
Microcontrollers & Digital ICs Group (MDG)
- Net Revenues	886	859	815	733	623
- Operating Income	172	174	142	117	71
Others (a)
- Net Revenues	4	4	3	3	3
- Operating Income (Loss)	(4)	(13)	(37)	(83)	(40)
Total
- Net Revenues	3,016	3,235	2,666	2,087	2,231
- Operating Income	440	657	329	106	231

(a) Net revenues of Others includes revenues from sales assembly services and other revenue. Operating income (loss) of Others includes items such as unused capacity charges, including reduced manufacturing activity due to COVID-19, impairment, restructuring charges and other related closure costs, management reorganization costs, phase out and start-up costs of certain manufacturing facilities, and other unallocated expenses such as: strategic or special research and development programs, certain corporate-level operating expenses, patent claims and litigations, and other costs that are not allocated to product groups, as well as operating earnings of other products. Others includes:
(US$ m)	Q1 2021	Q4 2020	Q3 2020	Q2 2020	Q1 2020
Unused Capacity Charges	2	17	38	64	34
Impairment & Restructuring Charges	-	(1)	2	4	5

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(Appendix – continued)

STMicroelectronics

Supplemental Non-U.S. GAAP Financial Information

U. S. GAAP – Non-U.S. GAAP Reconciliation

The supplemental non-U.S. GAAP information presented in this press release is unaudited and subject to inherent limitations. Such non-U.S. GAAP information is not based on any comprehensive set of accounting rules or principles and should not be considered as a substitute for U.S. GAAP measurements. Also, our supplemental non-U.S. GAAP financial information may not be comparable to similarly titled non-U.S. GAAP measures used by other companies. Further, specific limitations for individual non-U.S. GAAP measures, and the reasons for presenting non-U.S. GAAP financial information, are set forth in the paragraphs below. To compensate for these limitations, the supplemental non-U.S. GAAP financial information should not be read in isolation, but only in conjunction with our consolidated financial statements prepared in accordance with U.S. GAAP.

The Company believes that these non-U.S. GAAP financial measures provide useful information for investors and management because they offer, when read in conjunction with the Company’s U.S. GAAP financials, (i) the ability to make more meaningful period-to-period comparisons of the Company’s on-going operating results, (ii) the ability to better identify trends in the Company’s business and perform related trend analysis, and (iii)  to facilitate a comparison of the Company’s results of operations against investor and analyst financial models and valuations, which may exclude these items.

Net Financial Position (non-U.S. GAAP measure)

Net Financial Position, a non-U.S. GAAP measure, represents the difference between our total liquidity and our total financial debt. Our total liquidity includes cash and cash equivalents, restricted cash, short-term deposits, and marketable securities, and our total financial debt includes short-term debt and long-term debt, as represented in our Consolidated Balance Sheets.

We believe our Net Financial Position provides useful information for investors and management because it gives evidence of our global position either in terms of net indebtedness or net cash by measuring our capital resources based on cash and cash equivalents, restricted cash, short-term deposits and marketable securities and the total level of our financial indebtedness. Our definition of Net Financial Position may differ from definitions used by other companies and therefore comparability may be limited.

(US$ m)	Apr 3 2021	Dec 31 2020	Sep 26 2020	Jun 27 2020	Mar 28 2020
Cash and cash equivalents	3,454	3,006	2,714	1,800	2,028
Restricted cash	-	-	-	-	10
Short term deposits	573	581	679	687	537
Marketable securities	132	133	134	134	135
Total liquidity	4,159	3,720	3,527	2,621	2,710
Short-term debt	(837)	(795)	(983)(2)	(879)(1)	(171)
Long-term debt(3)	(2,137)	(1,826)	(1,882)	(1,172)	(1,871)
Total financial debt	(2,974)	(2,621)	(2,865)	(2,051)	(2,042)
Net Financial Position	1,185	1,099	662	570	668

(1)	2022 Tranche A of the convertible bond issued in 2017 was reclassified to short-term debt in line with contractual terms.
(2)	2024 Tranche B of the convertible bond issued in 2017 was reclassified to short-term debt in line with contractual terms.
(3)	Long-term debt contains standard conditions but does not impose minimum financial ratios. Also, committed credit facilities for $0.8 billion equivalent, are currently undrawn.

10

(Appendix – continued)

STMicroelectronics

Free Cash Flow (non-U.S. GAAP measure)

Free Cash Flow, which is a non-U.S. GAAP measure, is defined as (i) net cash from operating activities plus (ii) net cash used in investing activities, excluding payment for purchases of (and proceeds from matured) marketable securities and net investment in short-term deposits, which are considered as temporary financial investments. The result of this definition is ultimately net cash from operating activities plus payment for purchase and proceeds from sale of tangible, intangible and financial assets and net cash paid for business acquisitions.

We believe Free Cash Flow provides useful information for investors and management because it measures our capacity to generate cash from our operating and investing activities to sustain our operations. Free Cash Flow does not represent total cash flow since it does not include the cash flows generated by or used in financing activities.

Free Cash Flow reconciles with the total cash flow and the net cash increase (decrease) by including the payment for purchases of (and proceeds from matured) marketable securities and net investment in short-term deposits, the net cash from (used in) financing activities and the effect of changes in exchange rates. Our definition of Free Cash Flow may differ from definitions used by other companies.

(US$ m)	Q1 2021	Q4 2020	Q3 2020	Q2 2020	Q1 2020
Net cash from operating activities	682	922	385	387	399
Net cash used in investing activities	(413)	(312)	(400)	(509)	(821)
Payment for purchase of (and proceeds from matured) marketable securities and net investment in short-term deposits	(8)	(98)	(10)	150	535
Free Cash Flow	261	512	(25)	28	113

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STMicroelectronics N.V.

Date:	April 29, 2021	By:	/s/ Lorenzo Grandi

		Name:	Lorenzo Grandi
		Title:	Chief Financial Officer President, Finance, Infrastructure and Services